EXHIBIT I


                                           DYNEX CAPITAL, INC.
                                           10900 NUCKOLS ROAD - THIRD FLOOR
                                           GLEN ALLEN, VIRGINIA 23060
                                           804-217-5800
                                           FAX 804-217-5861



                             [DYNEX LETTERHEAD]



July 6, 2000

VIA FACSIMILE

California Investment Fund, L.L.C.
550 West C Street
10th Floor
San Diego, CA  92101
Attn:  Michael R. Kelly
       Managing Member

Dear Mr. Kelly:

     We are in receipt of your letter dated June 1, 2000 (the "Revised Letter of Intent") which summarizes the principal terms which California Investment Fund, L.L.C. ("CIF") has proposed concerning a potential acquisition of Dynex Capital, Inc. and its subsidiaries ("Dynex") by CIF. Subsequent to the receipt of the Revised Letter of Intent, certain representatives of our financial advisor, PaineWebber Incorporated, have had discussions with certain representatives of CIF concerning the terms contained therein and potential modifications to such terms. The Board of Directors of Dynex Capital, Inc. has been informed of the contents of the Revised Letter of Intent and such subsequent discussions and has authorized the proposed terms contained herein as a counteroffer to the terms proposed by CIF in the Revised Letter of Intent. The preliminary proposed terms expressed in this letter are intended to be the subject of further negotiation and are not intended to be binding, except as set forth herein. There is no obligation on the part of any party (other than as set for in the next sentence) until a definitive merger agreement is entered into by the parties, which will contain additional terms and conditions which have yet to be agreed upon. Notwithstanding the foregoing, upon acceptance of this letter of intent by CIF, the provisions of Paragraphs 5 and 6 will be binding upon Dynex and CIF, and the parties agree that if any obligation under Paragraph 5 and 6 is not complied with, the non-defaulting party will be entitled to injunctive or other appropriate equitable relief.

1. Proposed value for Dynex Capital, Inc. outstanding stock and proposed treatment of senior notes:

     CIF, or a subsidiary of CIF ("Acquisition Sub"), would enter into a merger transaction pursuant to which Dynex would be merged into Acquisition Sub (the "Merger"). The aggregate purchase price paid in the Merger - including any accumulated and unpaid dividends on Dynex's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (referred to collectively herein as the "Preferred Stock") through June 30, 2000 - would be the sum of (i) $100 million plus (ii) any accumulated and unpaid dividends on the Preferred Stock related to the period beginning July 1, 2000 and ending on the closing date of the Merger. At June 30, 2000, the aggregate accumulated and unpaid dividends on the Preferred Stock was $12,912,000. The Preferred Stock accumulates dividends at a rate of $35,867 per day, based on the number of shares of each of the series of Preferred Stock outstanding at July 1, 2000 and a 30-day month, and Dynex would not anticipate paying any dividends to the holders of the Preferred Stock prior to the closing of the Merger.

     In the Merger, CIF would acquire all 11,444,188 issued and outstanding shares of common stock of Dynex and all 5,051,495 issued and outstanding shares of Preferred Stock of Dynex. The Purchase Price may be allocated to the different classes of Dynex's stock as Dynex's Board of Directors deems appropriate. Separately, CIF or an affiliate would acquire all the issued and outstanding shares of common stock of Dynex's affiliate, Dynex Holding, Inc. at its book value which approximates $200,000.

2. Proposed transaction structure (merger of equals, stock acquisition, asset purchase or other).

     We understand that CIF anticipates that the Merger will be accomplished through the merger of Dynex into Acquisition Sub. Certain of Dynex's assets (including the stock of the qualified REIT subsidiaries) that may not be transferred to Acquisition Sub (which we understand is not expected to be a REIT or a qualified REIT subsidiary) or that CIF wishes to transfer to a REIT or a qualified REIT subsidiary will be sold by Dynex in transactions pre-arranged by CIF immediately prior to the closing of the Merger but after the satisfaction of all of the other conditions of closing.

3. Anticipated financing source for completing the transaction (available cash, new debt, existing debt lines or other).

     Dynex understands that CIF anticipates that the Purchase Price will be comprised of working capital of CIF and financing from one or more lenders to CIF.

4.   Observation rights.

     Upon the execution of the definitive merger agreement, CIF shall be granted a right to designate one person to act as an observer (the "Observer") at Dynex's headquarters. The Observer shall also be entitled to notice of and to attend all meeting of Dynex's Board of Directors, and to receive any material distributed to the members of Dynex's Board of Directors in such capacity, but will have no voting rights or rights to
participate   in  any   discussions   of   Dynex's   Board  of   Directors.
Notwithstanding the prior sentence, such Observer will not be permitted to receive any materials or attend the portions of any meetings of the Board that relate to any deliberation of the contemplated transactions with CIF.

5.   Due diligence.

     Dynex shall cooperate fully with CIF in its due diligence investigation and will make available to CIF and its financial and legal advisors, during normal business hours, all books, records and business and financial information reasonably requested by CIF with respect in the subject matter of this letter of intent during the Due Diligence Period. During the Due Diligence Period, CIF shall cooperate fully with Dynex in its due diligence investigation, during normal business hours, and shall facilitate such conversations between Dynex and CIF's lenders as Dynex shall request. The Due Diligence Period will expire upon the earlier of (a) fourteen (14) calendar days from the date of execution by CIF of this letter of intent, (b) written notification by CIF that it is terminating the Due Diligence Period or (c) written notification by each of CIF and Dynex that it is prepared to engage in exclusive negotiations in accordance with Paragraph 6 (each, a "Notice"). During the Due Diligence Period, Dynex agrees that CIF is allowed to contact Dynex's financial advisor. In addition, during but not prior to the Exclusive Period (as defined below), Dynex agrees that CIF is allowed to contact holders of Dynex's senior note (the "Senior Notes") and stockholders in order to satisfy the conditions of Paragraph 7.

     During the Exclusive Period, CIF may negotiate with the holders of Dynex's Senior Notes to obtain amendments to the indenture to permit the Senior Notes to remain outstanding or to redeem the Senior Notes under such terms as CIF may negotiate with such holders.

6.   Definitive merger agreement; Exclusive period.

     Subject to the conditions of Paragraph 7, upon receipt of the Notices, CIF will be granted a fourteen (14) calendar day period (the "Exclusive Period") in which Dynex will negotiate in good faith and exclusively with CIF in an attempt to execute a definitive merger agreement. During the Exclusive Period, Dynex will not discuss or negotiate with, or provide any information to, any individual, group, joint venture, partnership, corporation, association, trust, estate or other entity of any nature (other than CIF and its affiliates) relating to any transaction involving the sale of Dynex's business or Dynex's assets (other than those assets pledged to Chase Bank of Texas ("Chase") or act as security for letters of credit issued by Chase on Dynex's behalf) or of any of Dynex's capital stock, or any merger, consolidation or similar transaction involving Dynex. The parties will cooperate with each other and use their reasonable best efforts to negotiate, prepare and execute a definitive merger agreement during such period. During the Exclusive Period, Dynex agrees to notify promptly and to provide a copy to CIF of any notice from any creditor relating either to an event of default or a request of acceleration.

7.   Any conditions to completing the proposed transaction.

     The closing of the proposed transaction is subject to, among other things: (i) execution of a definitive merger agreement; (ii) the approval of the respective Boards of Directors of CIF and Dynex; (iii) the approval of the holders of Dynex's common stock and Preferred Stock as required by Dynex's charter and applicable law; (iv) the consent of the holders of the Senior Notices, as necessary; (v) the receipt of all required governmental approvals; (vi) the receipt of all material consents from third parties, including waivers and/or restructurings of Dynex's credit lines; (vii) Dynex not increasing its debt level above the amount reflected in its April 30, 2000 Assets Liabilities Matching Schedule; and (viii) Dynex not changing its executive compensation by an amount greater than 10% from the date hereof. CIF will consider the employment of certain of Dynex's key employees, but such employment is not a condition to the closing of the proposed transaction.

8.   Right of first refusal.

     In the event that Dynex receives an offer which Dynex believes to be superior to CIF's offer during the Due Diligence Period or the Exclusive Period, Dynex shall provide written notice to CIF of the details of the offer. CIF shall have a five (5) business day period to revise its offer or to terminate this letter of intent.

9.   Publicity.

     Except as required by law, the parties agree that there will be no public announcements or other publicity with respect to the proposed transaction, this letter of intent, the definitive merger agreement or any other matters related thereto without the express written consent of CIF and Dynex. However, it is understood that, to the extent that Dynex and CIF enter into a definitive merger agreement, Dynex may make a public announcement concerning such event.

10.  Conduct of business.

     Pending the execution of a definitive agreement, Dynex will conduct its business only in the ordinary course of business, in a manner consistent with past practices, without making any material change in its business, operations or policies or paying any dividends or repurchasing any stock. Any transaction involving the sale of assets or a group of assets entered into after the date of this letter of intent that, in the aggregate, is on Dynex's books with a book value in excess of $5 million shall require the pre-approval of CIF, other than those assets that act as security or collateral for Chase.

11.  Deposit.

     Upon the execution of the definitive merger agreement, CIF will deposit into an escrow 572,178 shares of Dynex common stock owned by CIF (the "Deposit Shares"). In the event that CIF breaches in any material respect its obligation under the definitive merger agreement, Dynex shall be entitled to the Deposit Shares. This remedy is not intended to be Dynex's solo remedy in the event of any breach by CIF of its obligations under the definitive merger agreement. First Commercial, an affiliate of CIF, will guaranty CIF's obligations under the definitive agreement.

12.  Break-up fee.

     In consideration of CIF's incurrence of expenses, including the cost of conducting its due diligence investigations, CIF shall be entitled to a break-up fee after the execution of the definitive merger agreement if Dynex's Board of Directors withdraws its recommendation to Dynex's stockholders. The break-up fee shall be equal to $2.5 million. This remedy is intended to be a liquidated damages payment and is CIF's sole remedy in the event of any breach by Dynex of its obligations under the definitive merger agreement.

     This letter of intent will remain outstanding until 5:00 p.m. Eastern Daylight time on July 11, 2000, at which time it will expire unless CIF has executed this letter of intent and returned a signed copy to Dynex. Once executed, this letter of intent shall continue in effect until the earlier of (i) execution and delivery of a definitive merger agreement; (ii) mutual agreement of CIF and Dynex; and (iii) the twenty-eighth day after the execution hereof.

                                                Dynex Capital, Inc.

                                                By:  /s/ Thomas H. Potts
                                                   -----------------------
                                                   Name:  Thomas H. Potts
                                                   Title: President

Accepted and agreed to this
    day of July, 2000
----

California Investment Fund, I.T.C.

By:
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